UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       NORTH AMERICAN ENERGY PARTNERS INC.
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    656844107
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                            New York, New York 10153
                                 (212) 583-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 28, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 656844107                                                 PAGE 2 of 13

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Perry Corp.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [ ]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  New York

                            7             Sole Voting Power
Number of                                      4,753,839
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,753,839
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,753,839

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            13.78%

14       Type of Reporting Person (See Instructions)

                                            IA, CO

CUSIP NO. 656844107                                                 PAGE 3 of 13

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Richard C. Perry

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [ ]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States of America

                            7             Sole Voting Power
Number of                                      4,753,839 (all shares beneficially owned by Perry Corp.)
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                        4,753,839 (all shares beneficially owned by Perry Corp.)
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,753,839

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            13.78%

14       Type of Reporting Person (See Instructions)

                                            IN, HC

CUSIP NO. 656844107                                                 PAGE 4 of 13

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to common shares, no par value (the "Shares"), of North American Energy Partners Inc., a Canadian federal corporation (the "Issuer"), acquired by private investment funds for which Perry Corp. acts as a general partner and/or investment advisor. The address of the principal executive office of the Issuer is Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (together, the "Reporting Persons"). Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit 1.

     The name, citizenship, business address and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule I attached hereto, which is incorporated herein by reference.

     During the last five years, neither Perry Corp., Richard C. Perry, nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares were acquired directly or indirectly on behalf of two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser (the "Perry Funds"). The Shares may be held in margin accounts established with various brokers by the Perry Funds.

     In connection with the initial public offering of the Shares ("IPO"), Perry Corp. acquired 1,650,000 common shares of NACG Holdings Inc. in exchange for 16,500 series B preferred shares of pre-amalgamated North American Energy Partners Inc. owned by the Perry Funds. Subsequent to the exchange and immediately prior to the closing of the IPO, NACG Holdings Inc., NACG Preferred Corp. and North American Energy Partners Inc. amalgamated into one entity, North American Energy Partners Inc., the Issuer. An amalgamation under Canadian law is similar to a merger under U.S. law in that it involves combining two or more corporations together. As a result of the amalgamation, the Perry Funds acquired 5,594,980 common shares of the Issuer in exchange for 5,594,980 common shares of NACG Holdings, Inc. held by the Perry Funds immediately prior to the amalgamation.

     The Perry Funds sold 841,141 common shares as a selling shareholder in the IPO, at a per share price of US$16.00, pursuant to the Underwriting Agreement (as described below).

CUSIP NO. 656844107                                                 PAGE 5 of 13

ITEM 4.  PURPOSE OF TRANSACTION.

     The Shares were acquired in the ordinary course of business by the Perry Funds. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the common shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Depending on such review, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer common shares beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the common shares or other securities and/or may cause any of the Perry Funds to distribute in kind to their respective partners or shareholders, as the case may be, common shares or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Lock-Up Agreements (described in Item 6 below) and (ii) any applicable limitations imposed on the sale of the Shares by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law.

     Except as otherwise described herein, none of Perry Corp., Richard C. Perry or, to the knowledge of the Reporting Persons, the persons listed in Schedule I have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. George Brokaw, a managing director of Perry Capital LLC, an affiliate of Perry Corp., serves as a director of the Issuer. As a result, Mr. Brokaw may have the ability to propose or implement some or all of the events listed in
Item 4(a) - (j) of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) Perry Corp. is the indirect beneficial owner of 4,753,839 Shares, which constitutes 13.78% of the Issuer's outstanding Shares, based upon 34,504,760 Shares outstanding as of November 28, 2006. Perry Corp. has sole power to vote and sole power to dispose of the 4,753,839 Shares. By virtue of his position as President, sole director and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

     (c) Except for the transactions described in Item 3 above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

     (d) The limited partners of (or investors in) each of the Perry Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

     (e) Not applicable.

CUSIP NO. 656844107                                                 PAGE 6 of 12


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     UNDERWRITING AGREEMENT

     In connection with the IPO, an Underwriting Agreement, dated November 21, 2006 (the "Underwriting Agreement"), was entered into by and among the Issuer, Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives (the "Representatives") of the several underwriters listed in Schedule B thereto (the "Underwriters") and the selling shareholders named in Schedule A thereto (the "selling stockholders"). The Perry Funds were selling stockholders in the IPO. The Underwriting Agreement provides for the Underwriters' purchase of 8,750,000 common shares from the Issuer, 3,750,000 common shares from the selling stockholders and the Underwriters' option to purchase up to an additional 1,875,000 common shares from the Issuer and the selling stockholders within 30 days from the date of the Underwriting Agreement at the same purchase price for the purpose of covering over-allotments. As of the date of this
Schedule 13D, the Reporting Persons have been notified by the Underwriters that the Underwriters have elected to exercise at least a portion of the over-allotment option, however the Reporting Persons have not yet been informed of the number of Shares held by the Perry Funds that the Underwriters will purchase from the Perry Funds. The initial public offering price in the IPO was US$16.00 per share. Under the Underwriting Agreement, the Underwriters purchased the Shares net of an underwriting discount of US$1.04 per share. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.

     REGISTRATION RIGHTS AGREEMENT

     The Perry Funds are party to a registration rights agreement dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto. After the IPO, the shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares initiated by the Issuer under the Securities Act. In addition, after the 120th day following the IPO, any one or more shareholders party to the agreement has the right to require the Issuer to effect the registration of all or any part of such shareholders' common shares under the Securities Act, referred to as a "demand registration," so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the Securities and Exchange Commission has ordered or declared effective fewer than four demand registrations initiated by the Issuer pursuant to the registration rights agreement. In the event the aggregate number of common shares which the shareholders party to the agreement request the Issuer to include in any registration, together, in the case of a registration initiated by the Issuer, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights. The Issuer has the option to delay the filing of a registration statement pursuant to any demand registration for a limited period of time under certain limited circumstances.

     The registration rights agreement contains customary provisions whereby the Issuer and the shareholders party to the agreement indemnify and agree to contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act. The registration rights agreement requires the Issuer to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.

CUSIP NO. 656844107                                                 PAGE 7 of 13

     LOCK-UP AGREEMENTS

     In connection with the IPO, the Perry Funds have agreed that, during the period beginning on November 21, 2006 and continuing to and including the date 180 days after such date, they will not, without prior written consent of the Representatives, (i) offer, pledge, sell, contract to sell, or otherwise dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, (ii) enter into any swap, hedge or other arrangement that transfers to another in whole or in part, any of the economic consequences of ownership of the common shares, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

     LETTER AGREEMENT

     In connection with the IPO, the Issuer, Perry Partners International Inc., and Perry Partners L.P., private investment funds for which Perry Corp. serves as a general partner and/or investment manager ("Perry"), entered into a letter agreement pursuant to which the Issuer engaged Perry to provide its expertise and advice to the Issuer for no fee. In order for Perry to provide such advice, the Issuer will:

     o provide copies of all documents, reports, financial data and other information regarding the Issuer,

     o permit Perry to consult with and advise management on matters relating to the Issuer's operations,

     o permit Perry to discuss the Issuer's affairs, finances and accounts with its officers, directors and outside accountants,

     o permit Perry to visit and inspect any of the Issuer's properties and facilities, including but not limited to books of account,

     o permit Perry to attend, and to the extent that a director of the Issuer is not related to Perry, to designate and send a representative to attend, all meetings of the Issuer's board of directors in a non-voting observer capacity,

     o provide Perry copies of certain of the Issuer's financial statements and reports, and

     o provide Perry copies of all materials sent by the Issuer to its board of directors, other than materials relating to transactions in which Perry Strategic has an interest.

     The Issuer may terminate Perry's letter agreement in certain circumstances.

     All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.

     The foregoing descriptions of the Underwriting Agreement, Registration Rights Agreement, Lock-Up Agreements and Letter Agreement are qualified in their entirety by reference to the Form of Underwriting Agreement, Registration Rights Agreement, and Letter Agreement, which are filed as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 6. Except as described herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed in Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

CUSIP NO. 656844107                                                 PAGE 8 of 12


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                            DESCRIPTION
------------ -------------------------------------------------------------------------------------------------------

     1       Joint Filing Agreement, dated as of November 30, 2006, by and among Perry Corp. and Richard C. Perry.

     2       Form of Underwriting Agreement, by and among North American Energy Partners Inc., Credit Suisse
             Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters listed in
             Schedule B thereto and the selling shareholders named in Schedule A thereto. (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to Form F-1, Registration No. 333-135943, filed by NACG
             Holdings Inc. on October 12, 2006).

     3       Registration Rights Agreement, dated as of November 26, 2003 among NACG Holdings Inc. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to Form F-1, Registration No.
             333-135943, filed by NACG Holdings Inc. on July 21, 2006).

     4       Letter Agreement dated November 28, 2006 among North American Energy Partners Inc., Perry Partners L.P.,
             and Perry Partners International Inc.


CUSIP NO. 656844107                                                 PAGE 9 of 12


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  December 1, 2006                     PERRY CORP.


                                            By:      /s/ Richard C. Perry
                                                     ---------------------------
                                            Name:    Richard C. Perry
                                            Title:   President


Date:  December 1, 2006                     /s/ Richard C. Perry
                                            ------------------------------------
                                            RICHARD C. PERRY

CUSIP NO. 656844107                                                PAGE 10 of 12

                                                      SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF PERRY CORP. (OTHER THAN RICHARD C. PERRY)


Name                                                             Title                                  Citizenship
----------------------------------    ------------------------------------------------------------    ----------------

Randall Borkenstein                              Chief Financial Officer and Treasurer                      USA
Michael C. Neus                                      General Counsel and Secretary                          USA
Paul Leff                                   Managing Director and Chief Investment Officer                  USA
Carl Berg                                                  Managing Director                                USA
Lance Rosen                                                Managing Director                                USA
Elizabeth Haase                                            Managing Director                                USA
Daniel Goldring                                            Managing Director                                USA
Alp Ercil                                                  Managing Director                                USA
Ori Uziel                                                  Managing Director                                USA

The business address for each of the persons listed above is:  c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New
York, NY 10153.  To the knowledge of the Reporting Persons, no person listed above owns any Shares of the Issuer.


CUSIP NO. 656844107                                                PAGE 11 of 12

                                                  EXHIBIT INDEX


EXHIBIT                                                   DESCRIPTION
------------ -------------------------------------------------------------------------------------------------------

     1       Joint Filing Agreement, dated as of December 1, 2006, by and among Perry Corp. and Richard C. Perry.

     2       Form of Underwriting Agreement, by and among North American Energy Partners Inc., Credit Suisse
             Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters listed in
             Schedule B thereto and the selling shareholders named in Schedule A thereto. (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to Form F-1, Registration No. 333-135943, filed by NACG
             Holdings Inc. on October 12, 2006).

     3       Registration Rights Agreement, dated as of November 26, 2003 among NACG Holdings Inc. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to Form F-1, Registration No.
             333-135943, filed by NACG Holdings Inc. on July 21, 2006).

     4       Letter Agreement dated November 28, 2006 among North American Energy Partners Inc., Perry Partners L.P.,
             and Perry Partners International Inc.


CUSIP NO. 656844107                                                PAGE 12 of 12

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of North American Energy Partners Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Date:  December 1, 2006                     PERRY CORP.


                                            By:      /s/ Richard C. Perry
                                                     ---------------------------
                                            Name:    Richard C. Perry
                                            Title:   President


Date:  December 1, 2006                     /s/ Richard C. Perry
                                            ------------------------------------
                                            RICHARD C. PERRY